UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated October 15, 2025, announcing that the Company has issued a statement in response to the Implementation Measures on the Special Port Charges for U.S. Vessels issued by the Ministry of Transport of China.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-290461) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)

Dated: October 17, 2025

	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer